FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Holding(s) in Company

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Celltech Group plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital Guardian Trust Company and Capital International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited	3,500
Bank of New York Nominees	34,100
Chase Nominees Limited	2,208,500
Citibank London	106,100
Nortrust Nominees	1,030,000
Mellon Nominees (UK) Limited	80,600
State Street Nominees Limited	306,700
Bank of New York Nominees	5,712,399
Northern Trust	1,454,502
Chase Nominees Limited	2,494,663
Midland Bank plc	168,500
Bankers Trust	2,328,400
Barclays Bank	60,000
Citibank London	53,000
Morgan Guaranty	324,300
Nortrust Nominees	2,834,106
State Street Bank & Trust Co.	179,600
Deutsche Bank AG	904,300
HSBC Bank plc	1,222,000
Mellon Bank N.A.	230,300
Northern Trust AVFC	196,436
KAS UK	64,810
Mellon Nominees (UK) Limited	63,500
Bank One London	103,200
State Street Nominees Limited	58,000
Bank of New York Nominees	82,000
Chase Nominees Limited	1,887,500
Midland Bank plc	19,500
Barclays Bank	394,300
Brown Bros.	34,100
Royal Bank of Scotland	1,223,900
State Street Bank & Trust Co.	80,400
Lloyds Bank	87,700
Vidacos Nominees Ltd	100,000
RBSTB Nominees Ltd	133,300
Citibank NA	17,600
HSBC Bank plc	362,000
State Street Nominees Limited	1,133,859
Bank of New York Nominees	194,300
Chase Nominees Limited	830,000
Midland Bank plc	110,100
Deutsche Bank Mannheim	31,000
Bankers Trust	17,377
Citibank London	44,900
Nortrust Nominees	605,900
Royal Bank of Scotland	82,500
State Street Bank & Trust Co.	248,999
RBSTB Nominees Ltd	18,400
Citibank NA	98,400
Deutsche Bank AG	30,000
Chase Manhattan Nominee Ltd	5,300
HSBC Bank plc	113,400
State Street Nominees Limited	2,979,054

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

486,844 (since last notification)

8. Percentage of issued class

0.17%

9. Class of security

50p Ordinary Shares

10. Date of transaction

10 June 2003

11. Date company informed

12 June 2003

12. Total holding following this notification

33,187,305

13. Total percentage holding of issued class following this notification

11.956%

14. Any additional information

15. Name of contact and telephone number for queries

Cheryl Cramer Tel. 01753 447933

16. Name and signature of authorised company official responsible for making this notification

J A D Slater

Date of notification

12 June 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 12 June, 2003